Oncolytics Biotech® Reports Second Quarter Financial Results and Details Clinical Program Plans for Pelareorep

Key opinion leader event and pancreatic cancer clinical data validate decision to engage with regulators on plans for a registration-enabling study

New members of the management team bring expertise in progressing clinical programs and executing successful biotech transactions

Translational data further elucidate pelareorep’s mechanism of action and ability to prime the tumor microenvironment for treatment

Commitment to limiting dilution evidenced by termination of At-the-Market and Equity Line of Credit facilities

SAN DIEGO, CA, August 8, 2025 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (TSX: ONC) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today reported financial results and recent highlights for the second quarter of 2025. All dollar amounts are expressed in Canadian currency unless otherwise noted.

“We have turned the corner from proof-of-concept studies and will be sprinting toward regulatory clarity for the remainder of the year,” said Jared Kelly, Chief Executive Officer of Oncolytics. “As we shore up our intellectual property, get a clear registration path for pelareorep, and allow our GOBLET data to mature, we will establish our position as the only platform immunotherapy in gastrointestinal tumors.”

Second Quarter and Subsequent Highlights

Poster presentation at the American Society of Clinical Oncology Annual Meeting features translational data further demonstrating pelareorep’s mechanism of action. Additional analyses of the combination of pelareorep, gemcitabine, nab-paclitaxel, and atezolizumab in first-line (“1L”) metastatic pancreatic ductal adenocarcinoma (“mPDAC”) patients enhance the understanding of pelareorep’s ability to stimulate the immune system and enable treatment regimens to be effective in a traditionally hostile tumor microenvironment (click here for the PR, click here for the poster). Pelareorep expands reovirus-specific T cells, increases cytokines and chemokines, and increases tumor-infiltrating lymphocytes (“TILs”) in the blood.

New Chief Executive Officer Jared Kelly and Chief Business Officer Andrew Aromando hired to optimize pelareorep’s development path. Both are experienced biotech executives with decades of experience advising companies, advancing clinical programs, and navigating successful transactions. They were both instrumental in guiding the sale of Ambrx Biopharma to Johnson & Johnson.

Analyses of clinical data show pelareorep’s ability to improve survival, and translational data confirming how the intended benefits are achieved. Recently highlighted survival data in mPDAC and breast cancer point to meaningful survival benefits for patients treated with pelareorep-based regimens compared to either control arms or historical data (click here for the PR). In 1L mPDAC, a review of landmark studies shows a historical benchmark of 9.2% two-year survival for chemotherapy regimens, in contrast to the 21.9% two-year survival rate recorded for 100 patients receiving pelareorep and chemotherapy. Translational data from multiple studies and tumor types provide evidence as to how these impressive results have been achieved (click here for the PR). In the GOBLET and AWARE-1 studies, pelareorep converted immunologically “cold” tumors to “hot” ones as a result of the upregulation of interferons, CXCL9/10/11, and PD-L1 in addition to the expansion and mobilization of TILs in the blood, which is correlated with a reduction in tumor size.

Key Opinion Leader (“KOL”) webinar discussion solidifies pelareorep’s opportunity in mPDAC and other gastrointestinal cancers. Presentations from KOLs and a roundtable discussion of pelareorep’s clinical data in mPDAC and gastrointestinal cancers point to a potentially significant opportunity for an immunotherapeutic drug candidate that already has shown the ability to extend survival for patients (click here for the PR). Specifically, 1L mPDAC would be ideal for pelareorep as there are no immunotherapies approved for that line of treatment, multiple 1L studies have already demonstrated pelareorep’s ability to improve survival in that patient population, and it is backed up by translational data showing the ability to activate the immune system and alter the tumor microenvironment so it is more amenable to therapeutic intervention.

Strategic decision to pursue registration-enabling pivotal study for pelareorep in 1L mPDAC. Discussions with regulators are underway to finalize the approval pathway for pelareorep in 1L mPDAC (click here for the PR). This includes decisions on which treatment regimens will be involved, whether to collaborate with a third party on the study, and formalizing overall survival as the primary endpoint. The prioritization of the pancreatic cancer program is based on the compelling survival and translational data from previous studies involving over 100 patients, and the particularly high unmet medical need in this indication. Pelareorep has already received Fast Track and Orphan Drug designation from the U.S. Food and Drug Administration (the “FDA”) for mPDAC. If discussions with regulators proceed as expected and the feedback is positive, start-up activities for the study are expected to commence as early as Q4 2025.

Commitment to limiting dilutive financing and maximizing shareholder value. Oncolytics intends to terminate its At-the-Market financing facility with Cantor Fitzgerald and Equity Line of Credit with Alumni Capital. The Company believes it has sufficient capital to reach critical regulatory and clinical milestones this fall and pursue strategic opportunities that demonstrate pelareorep’s potential without the need for near-term dilutive financings at this time. Additionally, as separately announced, the Company has given formal notice to delist from the Toronto Stock Exchange (the “TSX”). Once delisted from the TSX, the Company’s common shares will continue to trade under the symbol “ONCY” on the Nasdaq.

Financial Highlights

•As of June 30, 2025, the Company reported $14.6 million in cash and cash equivalents, projecting a cash runway through key milestones and into the first quarter of 2026.

•The net loss for the second quarter of 2025 was $6.2 million, compared to a net loss of $7.3 million for the second quarter of 2024. The basic and diluted loss per share was $0.07 in the second quarter of 2025, compared to a basic and diluted loss per share of $0.10 in the second quarter of 2024.

•Research and development (“R&D”) expenses for the second quarter of 2025 were $2.8 million, compared to $4.6 million for the second quarter of 2024. The decrease was primarily attributable to lower clinical trial expenses as the Company focused its R&D efforts on Cohort 5 of the GOBLET study, which is supported by the Pancreatic Cancer Action Network (“PanCAN”) Therapeutic Accelerator Award.

•General and administrative expenses for the second quarter of 2025 were $2.9 million, compared to $3.4 million for the second quarter of 2024. The decrease was primarily due to lower public company-related expenses, and partially offset by higher personnel-related expenses associated with changes to the management team.

•Net cash used in operating activities for the six months ended June 30, 2025, was $12.0 million, compared to $14.3 million for the six months ended June 30, 2024. The decrease reflected lower operating activities in 2025, partially offset by higher non-cash working capital changes.

Anticipated Milestones

•Q3 2025: Provide an updated clinical timeline for the registration-enabling pivotal study for pelareorep in 1L mPDAC.
•As early as Q4 2025: Initiate start-up activities for the registration-enabling study for pelareorep in 1L mPDAC.
•End of 2025: Updated clinical data regarding safety and efficacy in Cohort 4 of the GOBLET study investigating pelareorep combined with atezolizumab in anal carcinoma.
•Q4 2025: Initial responses from the U.S. Patent and Trademark Office (“PTO”) regarding the company’s application to extend patent protection for pelareorep.

Annual General Meeting and Conference Call Change

Management is hosting the Annual General Meeting later today at 10:00 a.m. ET, August 8, 2025. Oncolytics’ Chief Executive Officer, Jared Kelly, will provide a brief update after the formal portion of the meeting. To access the meeting as a guest (i.e., a non-voting shareholder):
•Visit the webcast site: https://virtual-meetings.tsxtrust.com/en/1824/
•Click the button “I am a Guest” and complete the form
•If necessary, provide the case-sensitive password: onc2025

Information on how to vote your shares by proxy and attend the meeting as a shareholder is available in the Company’s most recent Management Information Circular (the “Circular”) dated June 18, 2025. The Circular is available on the Reports page of the investor relations section of the Company’s website at https://oncolyticsbiotech.com/investor-overview/filings/reports/ and in Canadian and American securities filings.

Going forward, Oncolytics will continue to announce quarterly financial results via press releases and in securities filings, but will no longer host quarterly conference calls with the management team.

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in thousands of Canadian dollars, except share amounts)

As at	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$ 14,626	$ 15,942
Other receivables	72	68
Prepaid expenses	3,174	1,885
Warrant derivative	1,024	980
Total current assets	18,896	18,875
Property and equipment	351	411
Right-of-use assets	727	901
Total assets	$ 19,974	$ 20,187
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 5,285	$ 4,792
Other liabilities	982	1,618
Lease liabilities	291	277
Total current liabilities	6,558	6,687
Contract liability	6,730	6,730
Lease liabilities	597	787
Total liabilities	13,885	14,204
Commitments
Shareholders' equity
Share capital Authorized: unlimited Issued: June 30, 2025 – 97,407,903 December 31, 2024 – 80,020,131	451,142	438,193
Contributed surplus	44,792	44,542
Accumulated other comprehensive income	720	961
Accumulated deficit	(490,565)	(477,713)
Total shareholders' equity	6,089	5,983
Total liabilities and shareholders' equity	$ 19,974	$ 20,187

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
(in thousands of Canadian dollars, except share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Expenses
Research and development	$ 2,809	$ 4,558	$ 6,892	$ 10,301
General and administrative	2,897	3,362	5,813	6,345
Loss before the following	(5,706)	(7,920)	(12,705)	(16,646)
Change in fair value of warrant derivative	(196)	235	44	1,104
Foreign exchange (loss) gain	(282)	184	(333)	701
Interest income, net	104	340	227	786
Loss before income taxes	(6,080)	(7,161)	(12,767)	(14,055)
Income tax expense	(85)	(95)	(85)	(95)
Net loss	(6,165)	(7,256)	(12,852)	(14,150)
Other comprehensive (loss) income items that may be reclassified to net loss
Translation adjustment	(238)	52	(241)	178
Comprehensive loss	$ (6,403)	$ (7,204)	$ (13,093)	$ (13,972)

Basic and diluted loss per common share	$ (0.07)	$ (0.10)	$ (0.15)	$ (0.19)
Weighted average number of shares (basic and diluted)	90,999,586	76,090,406	87,833,107	75,667,521

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2023	$ 430,906	$ 42,116	$ 544	$ (446,003)	$ 27,563
Net loss and other comprehensive income	—	—	178	(14,150)	(13,972)
Issued pursuant to incentive share award plan	3	(3)	—	—	—
Issued pursuant to "At the Market" Agreement	3,840	—	—	—	3,840
Share issue costs	(202)	—	—	—	(202)
Share-based compensation expense	—	1,082	—	—	1,082
As at June 30, 2024	$ 434,547	$ 43,195	$ 722	$ (460,153)	$ 18,311

As at December 31, 2024	$ 438,193	$ 44,542	$ 961	$ (477,713)	$ 5,983
Net loss and other comprehensive loss	—	—	(241)	(12,852)	(13,093)
Issued pursuant to incentive share award plan	1,481	(1,481)	—	—	—
Issued pursuant to "At the Market" Agreement	8,714	—	—	—	8,714
Issued pursuant to share purchase agreement	3,841	—	—	—	3,841
Share issue costs	(1,087)	—	—	—	(1,087)
Share-based compensation expense	—	1,731	—	—	1,731
As at June 30, 2025	$ 451,142	$ 44,792	$ 720	$ (490,565)	$ 6,089

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands of Canadian dollars)

	Six Months Ended June 30,
	2025	2024
Operating Activities
Net loss for the period	$ (12,852)	$ (14,150)
Depreciation - property and equipment	51	56
Depreciation - right-of-use-assets	140	165
Share-based compensation expense	1,731	1,082
Interest expense on lease liabilities	74	57
Unrealized foreign exchange loss (gain)	1	(576)
Change in fair value of warrant derivative	(44)	(1,104)
Net change in non-cash working capital	(1,070)	182
Cash used in operating activities	(11,969)	(14,288)
Investing Activities
Acquisition of property and equipment	—	(201)
Cash used in investing activities	—	(201)
Financing Activities
Proceeds from "At the Market" equity distribution agreement, net	8,386	3,638
Proceeds from share purchase agreement, net	3,082	—
Payment of lease liabilities	(205)	(168)
Cash provided by financing activities	11,263	3,470
Decrease in cash and cash equivalents	(706)	(11,019)
Cash and cash equivalents, beginning of period	15,942	34,912
Impact of foreign exchange on cash and cash equivalents	(610)	957
Cash and cash equivalents, end of period	$ 14,626	$ 24,850

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in multiple first-line pancreatic cancer studies, two randomized Phase 2 studies in metastatic breast cancer and early-phase studies in anal and colorectal cancer. It induces anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and/or checkpoint inhibitors in metastatic pancreatic and breast cancers, both of which have received Fast Track designation from the

FDA, and other gastrointestinal tumors. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Forward-looking statements
This press release contains forward-looking statements, within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; its upcoming milestones; its belief that we will establish our position as the only platform immunotherapy in gastrointestinal tumors; its plans for a potential registration-enabling pivotal study in 1L mPDAC; the anticipated potential timing of commencement of start-up activities and enrollment in a study; the focus of its discussions with the FDA in respect of the study; the anticipated trial design; its plan to delist from the Toronto Stock Exchange; its plans with respect to shareholder communications; and its plan to continue actively pursuing strategic partnerships; its goals, strategies and objectives; its belief in the clinical promise of pelareorep in mPDAC and other gastrointestinal cancers; financial projections and the sufficiency of capital to reach critical milestones and pursue strategic opportunities and its need for near-term dilutive financing. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks include, but are not limited to, regulatory outcomes, trial execution, financial resources, access to capital markets, and market dynamics. Please refer to Oncolytics’ public filings with securities regulators in the United States and Canada for more information. The Company assumes no obligation to update forward-looking statements, except as required by law.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com